UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2020

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As part of its continuing efforts to reduce expenditures, and due to lack of sufficient funds, the Board of Directors of Therapix Biosciences Ltd. (the “Company”) resolved to terminate the employment of all of the Company’s employees, except for the Company’s Interim Chief Executive Officer, Dr. Ascher Shmulewitz, who will remain in his position. In accordance with the terms of their respective employment agreements, the Company’s Chief Financial Officer, Mr. Oz Adler, and Chief Technologies Officer, Dr. Adi Zuloff-Shani, are each entitled to a 90 day notice period and will remain in their positions until March 30, 2020.

In addition, on December 31, 2019, Dr. Yafit Stark and Mr. Zohar Heiblum resigned from the Company’s Board of Directors. The decision to resign of each of Dr. Stark and Mr. Heiblum did not result from any disagreement with the Company.

The remaining directors and officers of the Company will act to pursue strategic and fund raising opportunities, including the previously announced business combination transaction with Heavenly Rx, Ltd.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: January 2, 2020
	By:	/s/ Ascher Shmulewitz
		Name:	Ascher Shmulewitz
		Title:	Chairman of the Board of Directors and Interim Chief Executive Officer

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